787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 31, 2025

VIA EDGAR

David Orlic

David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Floating Rate Income Strategies Fund, Inc.
(Securities Act File No. 333-289104, Investment Company Act File No. 811-21413)
Response to Staff Comments

Dear Messrs. Orlic and Manion:

On behalf of BlackRock Floating Rate Income Strategies Fund, Inc. (the “Fund”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned via telephone on August 25, 2025 and to the undersigned and Michael DeNiro of Willkie Farr & Gallagher LLP via telephone on September 8, 2025, regarding the registration statement on Form N-2 (the “Registration Statement”) of the Fund filed on July 30, 2025.

For the convenience of the Staff, the Staff’s comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s response to each of the Staff’s comments is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates making these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Disclosure Staff Comments

Comment No. 1:

Statement of Additional Information—Investment Objective and Policies—Investment Restrictions. Disclosure in this section states, “The restrictions and other limitations set forth in the Fund’s Prospectus and in this SAI will apply only

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG HOUSTON  LONDON LOS ANGELES

MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

October 31, 2025

at the time of purchase of securities and will not be considered violated if an investment rating is subsequently downgraded to a rating that would have precluded the Fund’s initial investment in such security.” Please revise the foregoing disclosure to exclude the limitations on issuing senior securities or borrowing money described in the fourth fundamental investment restriction.

Response:

The Fund has revised the disclosure in the Amendment to clarify that the percentage and ratings limitations on securities in which the Fund may invest apply at the time of making an investment and shall not be considered violated if an investment rating is subsequently downgraded to a rating that would have precluded the Fund’s initial investment in such security. The Fund respectfully submits that, in light of this clarifying change, the requested exclusion of the fundamental investment restriction on issuing senior securities and borrowing money is not necessary.

Comment No. 2:

The Staff requests that a copy of the legality opinion with respect to the Registration Statement be provided to the Staff sufficiently in advance of the submission of a request to accelerate effectiveness of the Registration Statement.

Response:	The Fund confirms that a copy of the legality opinion was provided to Mr. Orlic via email on October 23, 2025, prior to the filing of the Amendment.

Accounting Staff Comments

Comment:

The Staff notes that the financial information included in the Financial Highlights section of the Prospectus will be stale as of September 2, 2025. Please provide updated financial information and link to the most recent semi-annual report on Form N-CSR in the Amendment.

Response:

The Fund confirms that the Financial Highlights section of the Prospectus and all relevant references to such information in the Registration Statement will be updated, as necessary, in the Amendment. The Fund also confirms that it will link to the most recent semi-annual report on Form N-CSR of the Fund in the Amendment.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8369 if you have questions or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Robert C. Harrington
Robert C. Harrington

cc: Janey Ahn, Esq., BlackRock, Inc.

October 31, 2025

    Ben Niehaus, Esq., BlackRock, Inc.

    Michael A. DeNiro, Esq., Willkie Farr & Gallagher LLP